RETIREMENT PLAN ADVISORS, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement Plan Advisors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 West Adams Street, Suite 2175
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vernon Kempker (573)659-4443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Topel Forman, LLC
(Name – *if individual, state last, first, middle name*)

500 N. Michigan Ave, Suite 1700	Chicago	IL	60611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vernon Kempker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement Plan Advisors, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Vernon Kempker
Signature

Chief Financial Officer
Title

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI
SHERI MENTEER
My Commission Expires
April 3, 2020
County of Cole
Commission # 16137506

Sheri Menteer
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Retirement Plan Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Retirement Plan Advisors, Inc. (an Illinois S-Corporation and wholly-owned subsidiary), as of December 31, 2017 and 2016, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Retirement Plan Advisors, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Retirement Plan Advisors, Inc.'s management. Our responsibility is to express an opinion on Retirement Plan Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Retirement Plan Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information included on pages 12-14 has been subjected to audit procedures performed in conjunction with the audit of Retirement Plan Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Retirement Plan Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Topel Forman L.L.C.

Certified Public Accountants

We have served as Retirement Plan Advisors, Inc.'s auditor since 2011.

Chicago, Illinois

February 21, 2018

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
Cash	$ 585,031	$ 536,524
Commissions receivable	531,673	470,590
Due from advisors	-	19,660
Prepaid expenses and other assets	37,805	22,105
TOTAL ASSETS	$ 1,154,509	$ 1,048,879
LIABILITIES AND STOCKHOLDER'S EQUITY		
Due to RPA, LLC	$ 210,187	$ 191,316
Due to RPAG, Inc.	16,800	12,000
Accrued expenses	180,884	180,967
Total Liabilities	$ 407,871	$ 384,283
Stockholder's Equity	746,638	664,596
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,154,509	$ 1,048,879

(The accompanying notes to financial statements are an integral part of these statements.)

2

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
REVENUES:		
Commission income	$ 3,801,689	$ 3,532,442
Interest income	3,373	1,299
Total Revenues	$ 3,805,062	$ 3,533,741
OPERATING EXPENSES:		
Administration/operations charges	$ 1,172,100	$ 1,152,621
Amortization	-	14,728
Computer technology charges	19,347	13,459
Employee compensation and benefits	1,475,822	1,431,738
Insurance	40,932	66,799
Licenses and permits	32,758	33,126
Office expenses	3,568	5,917
Professional fees	16,666	12,043
Total Operating Expenses	$ 2,761,193	$ 2,730,431
Net Income Before Income Tax Expense	$ 1,043,869	$ 803,310
Income tax expense	$ 20,617	$ 12,000
Net Income	$ 1,023,252	$ 791,310

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2017 AND 2016

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2015	$ 344,509	$ 32,307	$ 137,679	$ 514,495
Net income	-	-	791,310	791,310
Distributions	-	-	(650,000)	(650,000)
Reclass to common stock	23,517	(23,517)	-	-
Compensation expense	-	8,791	-	8,791
Balances at December 31, 2016	$ 368,026	$ 17,581	$ 278,989	$ 664,596
Net income	-	-	1,023,252	1,023,252
Distributions	-	-	(950,000)	(950,000)
Compensation expense	-	8,791	-	8,791
Balances at December 31, 2017	$ 368,026	$ 26,372	$ 352,240	$ 746,638

The Company has 1,000,000 authorized shares of no par value common stock, of which 102,000 were issued and outstanding at December 31, 2017 and 2016.

(The accompanying notes to financial statements are an integral part of these statements.)

RETIREMENT PLAN ADVISORS, INC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2017 AND 2016

CASH FLOWS FROM OPERATING ACTIVITES:	2017	2016
Net Income	$ 1,023,252	$ 791,310
Adjustments to reconcile net income to net cash provided by operating activites:		
Amortization	-	14,728
Compensation expense	8,791	8,791
(Increase) Decrease In:		
Commissions receivable	(61,083)	13,291
Due from RPA, LLC	-	28,446
Due from advisors	19,660	(1,795)
Prepaid expenses and other current assets	(15,701)	21,813
Increase (Decrease) In:		
Due to RPA, LLC	18,871	4,197
Accrued expenses	(83)	51,336
Due to RPAG, Inc.	4,800	12,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 998,507	$ 944,117
CASH FROM INVESTING ACTIVITIES:		
Advances to stockholders	$ (135,417)	$ (170,890)
Repayments from stockholders	135,417	170,890
NET CASH FROM INVESTING ACTIVITIES	$ -	$ -
CASH FROM FINANCING ACTIVITIES:		
Distributions	$ (950,000)	$ (650,000)
NET CASH USED BY FINANCING ACTIVITIES	$ (950,000)	$ (650,000)
NET INCREASE IN CASH	$ 48,507	$ 294,117
CASH, BEGINNING OF YEAR	536,524	242,407
CASH, END OF YEAR	$ 585,031	$ 536,524

(The accompanying notes to financial statements are an integral part of these statements.)

1. NATURE OF OPERATIONS:

Retirement Plan Advisors, Inc. (the "Company" or "RPA, Inc.") is an introducing broker-dealer registered under the Securities Exchange Act of 1934 and is regulated by Financial Industry Regulatory Authority (FINRA). The Company is an Illinois Corporation. Effective January 1, 2014, the Company became a wholly owned subsidiary of Retirement Plan Advisors Group, Inc. ("RPAG").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Effective January 1, 2014, the Company is included in the consolidated federal income tax return filed by RPAG. In addition, on January 1, 2014 the Company filed a Qualified Subchapter S Subsidiary election and as a result the Company became a disregarded entity for income tax purposes and is no longer subject to income taxes. In lieu of corporate income taxes, the Company's taxable income is passed through to RPAG who is taxed on the income.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no uncertain tax positions as of December 31, 2017 or 2016. RPAG files U.S. Federal and Illinois income tax returns. RPAG, Inc income tax returns for years prior to December 31, 2015 are no longer subject to examination. If applicable, the Company would recognize penalties and interest related to income taxes in income tax expense.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)**

SECURITIES AND FEES

Securities transactions and fees are recorded on the trade date as transactions occur.

COMMISSION INCOME

Commission income is recognized when earned and is based on a percentage of ongoing premium based contributions and/or a percentage of assets under management.

COMMISSIONS RECEIVABLE

Commissions receivable, which represent commissions earned but not yet received are unsecured, generally requiring payment within 30 days of the month or quarter end and are stated at the amounts calculated based on customer contracts. Interest is not charged for unpaid receivables. All commissions receivable are considered collectible as of December 31, 2017 and 2016, and therefore the Company has not recorded an allowance for doubtful accounts.

INTANGIBLE ASSETS AND AMORTIZATION

Intangible assets consist of purchased customer lists and are stated at cost and amortized for financial reporting purposes using the straight-line method over the estimated future periods to be benefited, generally five years. For income tax purposes the Company uses Internal Revenue Service prescribed lives.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews long-lived assets, including intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, but no less than annually. An impairment loss could be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses represent expenses incurred but not yet paid and generally require payment within 30 days of the month or quarter end.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)**

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's short term financial instruments consist of cash, receivables, and current liabilities. The carrying value of these short-term instruments approximates their estimated fair values based on the instruments short term nature.

COMPENSATION EXPENSE

During 2014, the Company's parent (RPAG, Inc.) granted options to purchase RPAG, Inc. stock to an employee. A portion of the related compensation expense has been allocated to the Company pursuant to an expense sharing agreement. The Company was allocated compensation expense of $8,791 during each of the years ending December 31, 2017 and 2016. The Company is not required to pay RPAG, Inc. for these expense allocations; therefore, it has been recorded as additional paid-in capital in the accompanying financial statements. When the employee exercises the options, the Company is reclassing the related compensation cost from additional paid-in capital to common stock.

RECLASSIFICATION

Certain items were reclassified in the prior year balances to be consistent with the current year presentation. Such reclassifications had no impact on net income as previously reported.

3. **CONCENTRATION OF CREDIT RISK:**

The Company maintains its cash in various deposit accounts in a bank that is a high credit quality financial institution. The balances at times may exceed statutory insured limits. The Company has never experienced any losses in such accounts and, based on the size and reputation of the depository institution, believes it is not exposed to any significant credit risk on such credit cash balances.

4. **DUE FROM ADVISORS:**

The Company had entered into agreements with its advisors in which the Company would incur certain expenses on behalf of the advisors in return for reimbursement following each quarter end. The agreements were terminated June 1, 2017. As of December 31, 2017 and 2016, the amount due from advisors was $0 and $19,660, respectively.

5. INTANGIBLE ASSETS:

On October 21, 2011, the Company purchased a financial services territory from an independent sales advisor for approximately $120,000. The entire $120,000 was recorded as an intangible asset with an estimated useful life of five years for financial reporting purposes. The actual payment price was determined to be $98,184 in 2012. The intangible asset and accumulated amortization were adjusted in 2012 to reflect the final adjusted purchase price of $98,184. As of December 31, 2017 and 2016, accumulated amortization amounted to $98,184 for each year. The intangible asset was fully amortized as of December 31, 2016.

Amortization expense recorded from these intangible assets was $14,728 during 2016.

6. INCOME TAX:

The provision for income taxes for the year ending December 31, 2017 consists entirely of current state income taxes allocated from RPAG, Inc.

As described in Note 1, the Company is a wholly owned subsidiary of RPAG and files a consolidated income tax return with RPAG. In addition, on January 1, 2014 the Company filed a Qualified Subchapter S Subsidiary Election. As a result of filing that election, the Company became a disregarded entity for income tax purposes and is no longer subject to federal and state income taxes. RPAG is an S-Corporation which is not subject to federal income taxes. As an Illinois S-Corporation, RPAG is subject to state replacement taxes at a rate of 1.5% of taxable income. For the years ended December 31, 2017 and 2016, RPAG has allocated $20,617 and $12,000, respectively, of the current year state replacement tax expense to RPA, Inc. based on RPA, Inc.'s share of taxable income, which is reflected as a Due to RPAG, Inc. in the accompanying financial statements. No deferred income taxes have been allocated since it's not significant.

7. RETIREMENT BENEFITS:

The Company has a defined contribution retirement plan (Simple-IRA) covering substantially all employees meeting certain eligibility provisions as defined by the Internal Revenue Code. Contributions to the plan are determined within the limits of the Internal Revenue Code at the discretion of the Board of Directors. Contributions to the plan for eligible employees were $74,106 and $69,507 for the years ended December 31, 2017 and 2016 respectively.

Effective January 1, 2018, the Company terminated the Simple IRA plan and began offering a 401(K) plan covering substantially all employees meeting certain eligibility provisions as defined by the Internal Revenue Code.

8. **NET CAPITAL REQUIREMENTS:**

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. As of December 31, 2017 and 2016, the Company had net capital of approximately $709,235 and $623,595 and net capital requirements of approximately $27,191 and $25,619, respectively. The net capital rule may effectively restrict the withdrawal of stockholders' equity.

9. **RELATED PARTIES:**

The Company is a wholly owned subsidiary of RPAG. The Company is also an affiliate with RPA, LLC by way of it also being a wholly owned subsidiary of RPAG.

The Company is party to an Expense Sharing Agreement between the Company, RPAG and RPA, LLC (the "Group"). Certain expenses incurred by each Company are allocated to the Group based on terms of the Expense Sharing Agreement. Generally, most overhead costs such as legal, insurance, rent and utilities are paid by RPA, LLC and allocated to the Company. The Company records these expenses as administrative/operations charges in the accompanying Statements of Operations. Compensation costs are incurred by the Company and allocated to RPA, LLC. The Company records reimbursements received from RPA, LLC as a reduction to compensation expense recorded in the accompanying Statement of Operations. Compensation costs related to stock options and income tax expense are incurred by RPAG and allocated to the Company and RPA, LLC.

The following is a recap of the amounts incurred by the Company relating to the Expense Sharing Agreement for the years ended December 31, 2017 and 2016:

	2017	2016
Administration/operations charges from RPA, LLC	$ 1,172,100	$ 1,152,621
Compensation cost reimbursements received from RPA, LLC	$ 1,304,704	$ 1,190,092
Income tax expense and stock option compensation allocated from RPAG, Inc.	$ 29,407	$ 20,791

The Company owed $210,187 and $191,316 to RPA, LLC and $16,800 and $12,000 to RPAG as of December 31, 2017 and 2016, respectively.

9. **RELATED PARTIES: (CONTINUED)**

The Company receives commission income from Cambridge Investment Research, Inc. ("CIR"). The Company was affiliated with CIR by way of certain owners of RPAG, Inc. being registered representatives of CIR and having a nominal ownership interest in Cambridge Investment Group, Inc which owns 100% of CIR. In addition, certain owners of RPAG were owners of Continuity Partners Group, LLC ("CPG"), which was owned by CIR. All owner-members of CPG sold their respective ownership with CPG in June 2017. The Company received commission income from CIR of $716,620 and $639,671 during the years ended December 31, 2017 and 2016 respectively. The Company had a receivable balance due from CIR of $32,302 and $25,766 at December 31, 2017 and 2016, respectively.

On January 1, 2012, the Company joined CPG. The Company's shareholders acquired 435,316 units in CPG in exchange for the assignment by the Company of a percentage of practice-related sales to CPG. As a result of such assignment, the Company received services from CPG, and directed an agreed-upon percentage of revenues derived from CIR to CPG.

The Company's shareholders (the "Borrowers") purchased their shares from CPG, in part, from loans issued by CPG. The Company, CPG and the Borrowers have entered into a Compensation Setoff Agreement ("CSA") whereby the parties agreed that in the event the Borrower does not receive commissions and fees from CPG or if the quarterly deductions from commissions and fees owed by CPG to Borrower are not sufficient to satisfy the amount of a scheduled payment, CPG may deduct amounts from commissions, fees and other compensation payable by CPG to RPA to cover the scheduled payment shortfall. In addition, the CSA provides RPA the right to recover any amounts paid by RPA to CPG under this agreement from the Borrowers. The Company made payments to CPG and received reimbursements from the Borrowers totaling $135,417 and $170,890 during the years ended December 31, 2017 and 2016, respectively. There were no amounts due to the Company from the Borrowers as of December 31, 2017 or 2016.

All owner-members of CPG sold their units in June 2017 in exchange for closing out their respective partnership with CPG. All current loans with CPG remain in place and unchanged by the buyout. In addition, the assignment of a percentage of the Company's sales for 2017 to CPG were returned on June 15, 2017. The amount of compensation returned by CPG was $32,832.

SUPPLEMENTARY INFORMATION

RETIREMENT PLAN ADVISORS, INC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2017

NET CAPITAL:

Total stockholder's equity	$	746,638
Less nonallowable assets:		
Prepaid expenses		37,403
	$	37,403
Net capital before haircuts	$	709,235
Less haricuts		-
Net capital	$	709,235
Minimum net capital required		27,191
Excess net capital	$	682,044
Aggregate indebtedness	$	407,871
Percentage of aggregate indebtedness to net capital		57.51%

There are no material differences between the preceding computation and the company's corresponding unaudited part II of form X-17a-5 as of December 31, 2017.

RETIREMENT PLAN ADVISORS, INC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

RETIREMENT PLAN ADVISORS, INC
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
of Retirement Plan Advisors, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Retirement Plan Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Retirement Plan Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) Retirement Plan Advisors, Inc. stated that Retirement Plan Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Retirement Plan Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Retirement Plan Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Topel Forman L.L.C.
Certified Public Accountants

Chicago, Illinois
February 21, 2018

RPA
RETIREMENT PLAN ADVISORS
THE FUTURE IS BETTER THAN YOU THINK

3121 Emerald Lane, Suite 500
Jefferson City, MO 65109

Phone: 573.659.4443
Fax: 573.659.7734

Retirement Plan Advisors, Inc.'s Exemption Report

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Retirement Plan Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: paragraph k (1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Vernon Kempker, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Vernon Kempker

Chief Financial Officer

February 21, 2018

Office of Supervisory Jurisdiction: 105 West Adams, Suite 2175 | Chicago, IL 60603 | 312.701.1100
Securities offered through Cambridge Investment Research, Inc., a Broker/Dealer, Member FINRA/SIPC
Investment Advisory Services offered through Retirement Plan Advisors, LLC, a Federally Registered Investment Advisor
Cambridge Investment Research, Inc. and Retirement Plan Advisors, LLC. are not affiliated
16